SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DMY TECHNOLOGY GROUP, INC. VI

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

233247105

(CUSIP Number of Class of Securities)

c/o dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4
☐	Going-private transaction subject to Rule 13e-4
☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer).

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2022, as amended (together with any subsequent amendments and supplements thereto, the “Schedule TO”), relating to an offer by dMY Technology Group, Inc. VI, a blank check company incorporated in Delaware (the “Company” or “dMY VI”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 24,150,000 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), at a purchase price per share equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account initially established to hold the proceeds of the initial public offering (“IPO”) of dMY VI (the “Trust Account”), as of two business days prior to the consummation of the initial business combination, including interest not previously released to dMY VI to pay its taxes, by (ii) the total number of then outstanding shares of Common Stock (the “Purchase Price”). The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated January 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(e)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO. This Amendment is being filed on behalf of the Company. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(iii)	Extension of Tender Offer Press Release, dated February 22, 2023.

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated January 26, 2023.

(a)(1)(B)*	Letter of Transmittal to Tender Shares of Class A Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Commencement Press Release, dated January 26, 2023.

(a)(5)(ii)*	Summary Advertisement, dated January 26, 2023.

(a)(5)(iii)**	Extension of Tender Offer Press Release, dated February 22, 2023.

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated September 30, 2021, among the Company and Goldman Sachs & Co. LLC as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(2)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(3)	Warrant Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(4)	Investment Management Trust Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(5)	Registration Rights Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, and the Holders signatory thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(6)	Private Placement Warrants Purchase Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(7)	Administrative Services Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(8)	Letter Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC and each of the executive offices and directors of dMY Technology Group, Inc. VI (incorporated by reference to Exhibit 10.5 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(9)	Share Purchase Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(10)	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. VI, Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(11)	Sponsor Support Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, Harry L. You, Niccolo de Masi and Rain Enhancement Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(12)*	Exclusive License Agreement, dated November 21, 2022, between Rain Enhancement Technologies, Inc. and Theodore Anderson.

(g)	Not applicable.

(h)	Not applicable.

(i)*	Filing Fee Table

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DMY TECHNOLOGY GROUP, INC. VI

/s/ Niccolo de Masi
Name:	Niccolo de Masi
Title:	Chief Executive Officer and Director

Dated: February 22, 2023